Exhibit 3.1

AMENDMENT NO. 1 TO THE

AMENDED AND RESTATED BYLAWS

OF

REPLIGEN CORPORATION.

Adopted December 15, 2011

Article VI, Section 1 of the Bylaws is hereby amended and restated in its entirety to read as follows:

“SECTION 1. Fiscal Year. Except as otherwise designated from time to time by the Board of Directors, the fiscal year of the corporation shall begin on the first day of January and end on the last day of December.”